UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Mirion Technologies, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
60471A101
(CUSIP Number)

Raanan Agus
GSAM Holdings LLC
200 West Street
New York, NY 10282
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 19, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
GS Sponsor II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,525,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,525,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,525,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 16,025,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and (ii) 8,500,000 shares of Class A Common Stock that may be acquired upon the exercise of private placement warrants.  See Item 5.

(2)
Based on 200,068,598 shares of Class A Common Stock outstanding as of July 22, 2022, as reflected in the Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission (“SEC”) on July 29, 2022, together with 8,500,000 shares of Class A Common Stock underlying private placement warrants.  See Item 5.

1	NAMES OF REPORTING PERSONS
GSAM Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,025,083 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,250,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,025,083 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 35,525,083 shares of Class A Common Stock (among which the Reporting Person shares investment power as to 27,250,000 shares), and (ii) 8,500,000 shares of Class A Common Stock that may be acquired upon the exercise of private placement warrants.  See Item 5.

(2)
Based on 200,068,598 shares of Class A Common Stock outstanding as of July 22, 2022, as reflected in the Form 10-Q filed by the Issuer with SEC on July 29, 2022, together with 8,500,000 shares of Class A Common Stock underlying private placement warrants. See Item 5.

1	NAMES OF REPORTING PERSONS
GSAH II PIPE Investors Employee LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
15,474,983 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,474,983 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.7% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 15,474,983 shares of Class A Common Stock. See Item 5.

(2)	Based on 200,068,598 shares of Class A Common Stock outstanding as of July 22, 2022, as reflected in the Form 10-Q filed by the Issuer with the SEC on July 29, 2022

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment”) amends the initial Schedule 13D (the “Initial Filing”) filed jointly by GS Sponsor II LLC (the “Sponsor”), GSAH II PIPE Investors Employee LP (“GSAH II PIPE Investors”), and GSAM Holdings LLC (“Holdings”), on November 1, 2021, and relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Mirion Technologies, Inc., a Delaware corporation (the “Issuer”). Sponsor, GSAH II PIPE Investors and Holdings are collectively referred to herein as the “Reporting Persons.” Disclosure items set forth in the Initial Filing shall remain in effect, except to the extent expressly amended or superseded by this Amendment (the Initial Filing as amended hereby, the “Schedule 13D”). All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to such terms in the Initial Filing.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended by the addition of the following:

As previously disclosed, limited partners in each of the PIPE Participation LLCs have the right to request that the applicable PIPE Participation LLC use its reasonable efforts to sell a portion of the shares of Class A Common Stock held by it. From time to time, at the request of certain of such limited partners and for their respective benefit, each of the PIPE Participation LLCs has sold shares of Class A Common Stock. Further, following the date on which the limited partners in the PIPE Participation LLCs may rely on Rule 144 (“Rule 144”) promulgated pursuant to the Securities Act of 1933 Act to sell shares of Class A Common Stock acquired by the PIPE Participation LLCs in connection with the PIPE Investment, each PIPE Participation LLC may, in the sole discretion of its respective general partner, distribute, in-kind, any shares of Class A Common Stock that have not been sold.

As of the date hereof, Holdings, the parent of the general partners of the PIPE Participation LLCs, expects the PIPE Participation LLCs to, in the discretion of their general partners, make such in-kind distribution after the Issuer satisfies the conditions necessary to make Rule 144 available, which could be as early as October 25, 2022.  Following any such distribution, the limited partners of each of the PIPE Participation LLCs, may, from time to time, sell any shares of Class A Common Stock that they receive.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) and (b)

The aggregate number and percentage of Class A Common Stock beneficially owned by each Reporting Person is based upon the 200,068,598 shares of Class A Common Stock outstanding as of July 22, 2022, as reflected in the Form 10-Q filed by the Issuer with SEC on July 29, 2022, together with, where such Reporting Person beneficially owns the private placement warrants, 8,500,000 shares of Class A Common Stock underlying the private placement warrants.
GSAH II PIPE Investors has the shared power to vote or direct the vote of the 15,474,983 shares of Class A Common Stock of which it is the record owner.

The Sponsor has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of (i) the 16,025,000 shares of Class A Common Stock of which it is the record owner, and (ii) the 8,500,000 shares of Class A Common Stock that it has the right to acquire, within sixty days, upon conversion of the Private Placement Warrants of which it is the record owner.
Holdings is the managing member of the Sponsor and may be deemed to have beneficial ownership over (i) the shares of Class A Common Stock of which the Sponsor is the record owner, and (ii) the shares underlying the Private Placement Warrants of which the Sponsor is the record owner.  In addition, each of Employee Participation 1 LLC and Employee Participation 2 LLC are managed by a subsidiary of Holdings and, as a result, Holdings may be deemed to beneficially own (i) the 1,325,000 shares of Class A Common Stock of which Employee Participation 1 LLC is the record owner, and (ii) the 1,400,000 shares of Class A Common Stock of which Employee Participation 2 LLC is the record owner. A subsidiary of Holdings also serves as the general partner and manager of each of NRD and GSAH II PIPE Investors, so, as a result, Holdings may be deemed to beneficially own the 16,775,083 shares of Class A Common Stock held of record by the PIPE Participation LLCs (as to which Holdings shares only voting power).
(c)  Except for the ordinary open-market sales of Shares as to which one or more Reporting Persons shared only voting power and not investment power, which sales are set forth in Schedule B, the Reporting Persons have not engaged in any transactions in the Issuer’s Class A Common Stock since May 20, 2022.
(d)       Certain employees of affiliates of Goldman Sachs & Co. LLC hold and may in the future be awarded certain contingent interests in the Class A Common Stock held by the Employee Participation Vehicles (which may be deemed beneficially owned by Holdings, as described above). Further, the limited partners in each of the PIPE Participation LLCs are ultimately entitled to amounts payable in respect of the Issuer securities held by those entities and may receive shares of Class A Common Stock in distributions by the PIPE Participation LLCs, as described in Item 4.
(e)  Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  October 19, 2022

GS SPONSOR II LLC

By:	/s/ Raanan Agus
Name: Raanan Agus
Title: President

GSAM Holdings LLC

By:	/s/ Raanan Agus
Name: Raanan Agus
Title: Vice President

GSAH II PIPE Investors Employee LP

By:	Goldman Sachs & Co. LLC
its Investment Manager

	By:	/s/ Raanan Agus
Name: Raanan Agus
Title: Managing Director

SCHEDULE A

Directors and Executive Officers of GSAM Holdings LLC, GS Sponsor II LLC, and GSAH II PIPE Investors Employee LP

GSAM Holdings LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Julian Salisbury, Director	Goldman Sachs	200 West Street, New York, NY 10282	United Kingdom
Luke Sarsfield, Director	Goldman Sachs	200 West Street, New York, NY 10282	United States
Laurence Stein, Director	Goldman Sachs	200 West Street, New York, NY 10282	United States

GS Sponsor II LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Raanan Agus, President	Goldman Sachs	200 West Street, New York, NY 10282	United States

GSAH II PIPE Investors Employee LP

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Raanan Agus, Director	Goldman Sachs	200 West Street, New York, NY 10282	United States
Michael Brandmeyer, Director	Goldman Sachs	200 West Street, New York, NY 10282	United States
Harold Hope, Director	Goldman Sachs	200 West Street, New York, NY 10282	United States

SCHEDULE B

Sales of Shares of Class A Common Stock held by NRD

Date	Shares Bought (Sold)	Proceeds (Cost) (US$)
04 Oct 2022	(43,378)	354,060
03 Oct 2022	(156,622)	1,198,409
28 Sep 2022	(100,000)	723,490
19 Jul 2022	(100,000)	591,760

Sales of Shares of Class A Common Stock held by GSAH II PIPE Investors

Date	Shares Bought (Sold)	Proceeds (Cost) (US$)
14 Sep 2022	(25,000)	200,153
13 Sep 2022	(75,000)	590,145
12 Sep 2022	(10,000)	80,128
02 Sep 2022	(12,500)	90,141
26 Aug 2022	(38,800)	285,754
25 Aug 2022	(61,200)	459,722
23 Aug 2022	(2,500)	18,505
22 Aug 2022	(2,500)	18,348
19 Aug 2022	(5,000)	36,984
16 Aug 2022	(71,520)	572,918
15 Aug 2022	(10,000)	79,626
11 Aug 2022	(5,000)	38,730
09 Aug 2022	(2,500)	18,484
08 Aug 2022	(10,000)	75,108
05 Aug 2022	(12,500)	94,043
14 Jun 2022	(63,500)	420,815
08 Jun 2022	(2,219)	17,562
07 Jun 2022	(247,781)	1,868,294
27 May 2022	(2,500)	20,321
20 May 2022	(39,147)	275,106